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                            September 11, 2023

       Pete O   Heeron
       Chief Executive Officer
       FibroBiologics Inc.
       455 E. Medical Center Blvd.
       Suite 300
       Houston, TX 77598

                                                        Re: FibroBiologics Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
16, 2023
                                                            CIK No. 0001958777

       Dear Pete O   Heeron:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 16, 2023

       Cover Page

   1. Please revise the second paragraph to disclose whether the Series B and B-1 automatically convert to common
shares on a 1:1 basis or at a different conversion rate.
       Our Current Pipeline, page 3

   2. We note your response to prior comment 6. Please clarify development status in the pipeline table by
aligning each column header with a respective column. In this regard, we note that it is unclear
whether the current table depicts you as having completed Phase 1 trials for CybroCell or
whether it depicts you as only having completed Preclinical work.
 Pete O   Heeron
FibroBiologics Inc.
September 11, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Stock-Based Compensation, page 76

3. We have read your response to prior comment 26. Please expand your disclosure to state that the estimates used to determine stock-based compensation expense will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
Our Solution, page 82

4. We note your revised disclosure in response to prior comment 12. Please revise to identify the safety and efficacy endpoints for the planned Phase 1/2 trial for CybroCell. If the endpoints have not been established then please revise to disclose this point and discuss the steps that you will need to conduct in order to establish the endpoints.
Principal and Registered Stockholders, page 114

5. Please revise the disclosure on page 114 to explain how many of the common shares outstanding are attributable to the automatic conversion of each of the following: (i) the
         Series B Preferred, (ii) the non-voting common and (iii) the Series A Preferred. Also, tell us whether SpinalCyte LLC/FibroGenesis is a principal and/or Registered Stockholder.
Financial Statements
Note 7- Share Purchase Agreement, page F-11

6. We have read your response to prior comment 25 as it pertains to your share purchase agreement. You state that the purchase agreement represents a derivative but that the fair value prior to public listing is $0. You also indicated that the commitment fee represents a payment to the purchaser rather than an issuance cost and will be recorded as a reduction to additional paid-in capital when it becomes probable upon a public listing. Further, we note your disclosure, under this heading, that the commitment fee of 2% of the aggregate limit is due no later than one year after a public listing even if no drawdowns are taken.
       Given your current offering, please tell us how you considered the probability of a public
FirstName LastNamePete O   Heeron
       listing in estimating the fair value of your derivative and related commitment fee as of
Comapany     NameFibroBiologics
       December                    Inc.30, 2023. In addition, please explain
your consideration of
                   31, 2022 and June
       filing11,
September     the2023
                  share purchase
                      Page  2     agreement as an exhibit to your next
amendment.
FirstName LastName
 Pete O   Heeron
FirstName LastNamePete  O   Heeron
FibroBiologics Inc.
Comapany 11,
September NameFibroBiologics
               2023          Inc.
September
Page 3    11, 2023 Page 3
FirstName LastName
       You may contact Angela Connell at 22-551-3426 or Tracie Mariner at 202-551-3744 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Kelvin Kesse, Esq.